UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39786

GLOBIS ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

7100 W. Camino Real, Suite 302-48

Boca Raton, Florida 33433

212-847-3248

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of one Common Stock and one redeemable Warrant

Common Stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of

$11.50 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

* Effective June 9, 2022, Globis Acquisition Corp. merged with and into a subsidiary of Forafric Global PLC, a Gibraltar public company limited by shares, Globis NV Merger 2 Corp., a Nevada Corporation, with Globis NV Merger 2 Corp. surviving such merger and becoming a wholly owned subsidiary of Forafric Global PLC.

Pursuant to the requirements of the Securities Exchange Act of 1934, Intec Pharma Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 21, 2022	By:	/s/ Paul Packer
Paul Packer
Chief Executive Officer